Filed by Marquee Raine Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Marquee Raine Acquisition Corp.

Commission File No.: 333-256147

Date: September 22, 2021

Marquee Raine Acquisition Corp. and Enjoy Technology Announce Effectiveness of Registration

Statement and Set Special Shareholder Meeting Date to Vote on Proposed Business Combination

Special Meeting of Marquee Raine Shareholders to Vote on Proposed Combination with Enjoy Technology to be Held on October 13, 2021

Enjoy Common Stock and Warrants to be Listed on the Nasdaq Stock Exchange Under the Ticker Symbols “ENJY” and “ENJYW,” Respectively, Following Close of the Business Combination

NEW YORK and PALO ALTO, Calif. – September 22, 2021 – Marquee Raine Acquisition Corp. (NASDAQ: MRAC) (“Marquee Raine”) and Enjoy Technology Inc., (“Enjoy”) announced today the effectiveness of the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) in connection with the previously announced business combination between Marquee Raine and Enjoy.

Marquee Raine also announced that the special meeting of its shareholders (the “Special Meeting”) to approve the proposed business combination will be held October 13, 2021 at 10:00 a.m. U.S. Eastern Time, unless postponed or adjourned to a later date or time. Marquee Raine will distribute the definitive proxy statement and proxy card to its stockholders of record as of September 3, 2021, the record date for the Special Meeting.

“We appreciate the ongoing support of Marquee Raine and all our investors and look forward to closing the business combination early in the fourth quarter,” said Ron Johnson, CEO and Founder of Enjoy. “We believe Enjoy has a groundbreaking opportunity to reinvent ‘Commerce at Home’ and pioneer the next disruptive channel in retail. We are excited to launch our Smart Last MileTM solution in North America in the fourth quarter to bring greater speed, convenience and personalized experiences for customers in reimagining the last mile for our partners. As a public company, we intend to scale our business and add new services, expand into new geographies and bring Enjoy’s trusted, in-home retail experience to even more customers around the world.”

The declaration of an effective Form S-4 and setting of the Special Meeting date follows Enjoy’s announcement of its business momentum and expansion, continued expectation to achieve its 2021 revenue forecast and a commitment from current and key investors to increase certainty of closing the business combination.

“We are pleased to have reached another exciting milestone toward completing the transaction with Enjoy and supporting their exciting next chapter of growth,” said Brett Varsov, Co-CEO of Marquee Raine, Partner at The Raine Group and a nominee for the post-closing Enjoy board of directors. “We look forward to completing this combination as Enjoy continues to create significant value for all its stakeholders.”

“Enjoy is a terrific company with compelling opportunities for growth and market expansion,” said Tom Ricketts, Co-Chairman of Marquee Raine, Executive Chairman of the Chicago Cubs and a nominee for the post-closing Enjoy board of directors. “As Enjoy transitions to the public markets, we are thrilled to partner with Ron and the entire Enjoy team to drive sustainable, long-term growth for this exciting business.”

If approved by Marquee Raine’s shareholders at the Special Meeting, the business combination is expected to be completed early in the fourth quarter of 2021 promptly after satisfaction of the remaining closing conditions. Upon completion of the business combination between Marquee Raine and Enjoy, the post-closing company will be renamed Enjoy Technology, Inc., and its common stock and warrants listed on the Nasdaq stock exchange under the renamed tickers “ENJY” and “ENJYW,” respectively.

A link to the definitive proxy statement can be accessed via the SEC website at www.sec.gov. Additional investor materials are available at Enjoy’s website at Enjoy.com/investors. Marquee Raine shareholders who require assistance completing the proxy card, additional copies of the proxy materials or have questions regarding the Special Meeting may contact D.F. King by calling (877) 536-1561, or banks and brokers can call collect at (212) 269-5550 or by emailing MRAC@dfking.com.

About Marquee Raine Acquisition Corp.

Marquee Raine Acquisition Corp. is a blank check company whose business purpose is to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. While the company may pursue an acquisition opportunity in any business industry or sector, it intends to focus on high growth sectors of TMT including, but not limited to, opportunities in interactive entertainment and games, real money gaming, digital media, sports and sports-enabled assets, health and wellness, out-of-home and live entertainment, audio content and podcasting, technology, or other opportunities in adjacent sectors.

About Enjoy Technology

Enjoy Technology is a technology-powered platform reinventing “Commerce at Home” to bring the best of the store directly to the customer. Enjoy has formed multi-year commercial relationships with some of the world’s leading consumer brands to bring the products, services and subscriptions their customers love through the door directly in the comfort and convenience of their homes. Co-founded by Apple retail strategist, Ron Johnson, Enjoy has pioneered a new retail experience that we believe can do everything a traditional retail experience offers, but better, through its Mobile Stores. Enjoy currently operates in the United States, Canada and the United Kingdom. Headquartered in Palo Alto, CA, Enjoy is leading the reinvention of “Commerce at Home.” To learn more about Enjoy, please visit: www.enjoy.com/.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between Enjoy and Marquee Raine, including statements regarding the anticipated consummation of the business combination and the transaction related thereto, including the domestication of Marquee Raine and the listing of shares and warrants of the post-business combination company on Nasdaq. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “propose,” “forecast,” “expect,” “seek,” “target” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations of Enjoy’s and Marquee Raine’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Enjoy and Marquee Raine. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Marquee Raine’s securities, (ii) the risk that the transaction may not be completed by Marquee Raine’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Marquee Raine, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger (the “Merger Agreement”) by the shareholders of Marquee Raine, the satisfaction of the minimum amount following redemptions by Marquee Raine’s public shareholders and the receipt of certain governmental and regulatory approvals in Marquee Raine’s trust account, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Enjoy’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Enjoy, (ix) the outcome of any legal proceedings that may be instituted against Enjoy or against Marquee Raine related to the Merger Agreement or the proposed business combination, (x) the ability to maintain the listing of Marquee Raine’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Enjoy operates, variations in operating performance across competitors, changes in laws and regulations affecting Enjoy’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive retail e-commerce industry, (xiv) the potential benefits of the proposed business combination (including with respect to shareholder value), (xv) the effects of competition on Enjoy’s future business, (xvi) risks related to political and macroeconomic uncertainty, (xvii) the amount of redemption requests made by Marquee Raine’s public shareholders, (xviii) the ability of Marquee Raine or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future and (xix) the impact of the COVID-19 pandemic. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Marquee Raine’s definitive proxy statement/prospectus, dated September 22, 2021, Marquee Raine’s final prospectus filed on December 16, 2020 and the Annual Report on Form 10-K, as amended, for the year ended December 31, 2020, in each case, under the heading “Risk Factors,” and other documents of Marquee Raine’s filed, or to be filed, with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Enjoy and Marquee Raine assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Enjoy nor Marquee Raine gives any assurance that either Enjoy or Marquee Raine, or the combined company, will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed business combination between Enjoy and Marquee Raine, Marquee Raine filed a registration statement on Form S-4, which was declared effective by the SEC on September 22, 2021. The definitive proxy statement/prospectus was first mailed to the stockholders of Marquee Raine on or about September 22, 2021. Investors and security holders of Marquee Raine are urged to read the definitive proxy statement/prospectus, and any amendments or supplements thereto carefully and in their entirety because they contain important information about Marquee Raine, Enjoy and the proposed business combination. Investors and security holders may obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC by Marquee Raine through the website maintained by the SEC at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in Solicitation

Marquee Raine, Enjoy, Marquee Raine’s sponsor and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies from Marquee Raine’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, and interests in the business combination of certain of Marquee Raine’s directors and officers in

Marquee Raine’s filings with the SEC, including the definitive proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contacts:

For Enjoy Technology:

Media

Abernathy MacGregor

Tom Johnson and Dan Scorpio

tbj@abmac.com / dps@abmac.com

917-747-6990 / 646-899-8118

Investors

Abernathy MacGregor

Sheila Ennis or Sarah Knakmuhs

sbe@abmac.com / sfk@abmac.com

510-604-8027 / 202-913-4802

For Marquee Raine Acquisition Corp.:

Culloton + Bauer Luce and ASC Advisors

Dennis Culloton and Mary Beth Grover

dc@cullotonbauerluce.com / mbgrover@ascadvisors.com

312-228-4780 / 203-992-1230